Exhibit 99.3

Telenor terminates TRS and acquires 65 million VimpelCom shares from JP Morgan Securities

On 4 April 2012, Telenor terminated its cash-settled total return swap (TRS) in respect of VimpelCom Ltd. shares that it had entered into with J.P. Morgan Securities Ltd. on 22 July 2011 and amended on 7 October 2011. Following such termination, Telenor purchased depositary receipts representing 65,000,000 VimpelCom common shares from J.P. Morgan Securities Ltd. for a purchase price of USD 715,000,000, thereby increasing Telenor’s economic and voting interests in VimpelCom Ltd. to 35.66% and 39.51%, respectively.